Exhibit 99.1

Sinovac Reports Unaudited Second Half of 2018 Financial Results and Files 2018 Annual Report on Form 20-F

BEIJING, China, April 29, 2019 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, has filed its 2018 annual report on Form 20-F with the U.S. Securities and Exchange Commission for the year ended December 31, 2018. The Company also reported its unaudited financial results for the second half of the year ended December 31, 2018.

Second Half of 2018 Financial Highlights

•	Sales for the second half of 2018 were $107.2 million, which remains the same compared to $107.4 million in the prior year period. Revenue generated by Hepatitis A vaccine increased by $12.0 million compared to same period in 2017, which was offset by $13.6 million decrease in the Company’s influenza vaccine. In second half of 2018, nil revenue generated by the Company’s influenza vaccine in the flu season 2018-2019 caused by the suspension of influenza vaccine production and destruction of inventory in April 2018 as a result of the disruptive actions of the minority shareholder of our subsidiary, Sinovac Biotech Co., Ltd.

•	Net income attributable to common shareholders was $7.7 million, or $0.11 per basic and diluted share, compared to net income attributable to common shareholders of $15.0 million, or $0.26 per basic and diluted share, in the prior year period.

Full Year 2018 Financial Highlights

•	Sales in 2018 were $229.7 million, an increase of 31.7% from $174.3 million in 2017. Sales increased primarily due to revenue generated by the Company’s EV71 vaccine.
•	Net income attributable to common shareholders was $21.8 million, or $0.34 per basic and diluted share in 2018, compared to net income attributable to common shareholders of $25.8 million, or $0.45 per basic and diluted share in 2017.

Business Highlights

Marketing and Sales

The overall vaccine market in China grew in 2018 despite serious impacts from the Changchun vaccine scandal. In addition, although there was no seasonal flu vaccine supply in 2018 due to the production suspension, total sales of the Company’s regular products increased by 31.7% year over year.

Research and Development

Varicella – Human clinical studies have been completed. The new drug application (NDA) was filed with the National Medical Products Administration (NMPA, previously known as the China State Food and Drug Administration) in November 2017. The clinical site inspection was completed in 2018. The technical review on the registration dossier was also conducted in 2018 and supplementary documents were issued and responded to during the year.

Sabin Inactivated Polio Vaccine (sIPV) – The Company has completed phase III clinical studies, which found that the immune responses against the three types of poliovirus in the studied sIPV were not inferior to those achieved with the control IPV and demonstrated a good safety profile. A sequential study of inoculation with bivalent oral polio vaccine (bOPV) was completed in 2018. In January 2019, the NDA was submitted to the NMPA. The consistency study on three consecutive lots is expected to start in 2019.

23 Valent Pneumococcal Polysaccharide Vaccine – The Company filed an NDA in June 2017. The clinical trial site inspection has been completed, and a registration dossier is being reviewed by the NMPA. The technical review on the registration dossier was conducted in 2018 and supplementary documents were issued and responded to during the year.

Quadrivalent Influenza Vaccine (QIV) – Phase III trial has been completed. The preliminary results of the trial show that the vaccine is safe and immunogenic. The NDA has been filed, and the application is under review by the NMPA.

Unaudited Financial Results for Second Half of 2018

Summary of sales and gross profit

(In $000 except percentage data)	2018 2H	% of Sales	2017 2H	% of Sales
Hepatitis A – Healive	26,567	24.8%	14,542	13.5%
Hepatitis A&B – Bilive	662	0.6%	5,502	5.2%
Hepatitis vaccines subtotal	27,229	25.4%	20,044	18.7%
Influenza vaccine	(35)	0.0%	13,550	12.6%
Enterovirus 71 vaccine	78,424	73.2%	72,533	67.5%
Mumps vaccine	1,542	1.4%	1,311	1.2%
Total sales	107,160	100.0%	107,438	100.0%
Cost of sales	11,386	10.6%	12,505	11.6%
Gross profit	95,774	89.4%	94,933	88.4%

Sales for the second half of 2018 were $107.2 million, which remains the same compared to $107.4 million in the prior year period. Revenue generated by Hepatitis A vaccine increased by $12.0 million compared to same period in 2017, which was offset by $13.6 million decrease in the Company’s influenza vaccine. In second half of 2018, nil revenue generated by the Company’s influenza vaccine in the flu season 2018-2019 caused by the suspension of influenza vaccine production and destruction of inventory in April 2018 as a result of the disruptive actions of the minority shareholder of our subsidiary, Sinovac Biotech Co., Ltd.

Gross profit was $95.8 million compared to gross profit of $94.9 million in the prior year period. Gross margin was 89.4% compared to 88.4% in the prior year period. Gross profit in the second half of 2018 increased slightly due to a change in sales mix, with a greater proportion of sales generated by the Company’s higher-margin EV71 vaccine.

Selling, general and administrative expenses in the second half of 2018 were $69.2 million compared to $50.6 million in the same period of 2017. The increase was mainly due to higher professional and consulting fees associated with ongoing litigation.

R&D expenses in the second half of 2018 were $11.8 million compared to $11.7 million in the same period of 2017.

Net income in the second half of 2018 was $13.5 million compared to $20.9 million in the prior year period.

Net income attributable to common shareholders was $7.7 million, or $0.11 per basic and diluted share, compared to net income attributable to common shareholders of $15.0 million, or $0.26 per basic and diluted share, in the prior year period.

Non-GAAP adjusted EBITDA was $20.6 million in the second half of 2018 compared to $35.4 million in the prior year period. Non-GAAP net income in the second half of 2018 was $15.9 million compared to $20.2 million in the prior year period. Non-GAAP diluted earnings per share in the second half of 2018 were $0.13 compared to $0.25 per share in the prior year period. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

Financial Results for the Twelve Months Ended December 31, 2018

Summary of sales and gross profit

(In $000 except percentage data)	2018	% of Sales	2017	% of Sales
Hepatitis A – Healive	52,420	22.8%	27,421	15.7%
Hepatitis A&B – Bilive	11,006	4.8%	10,430	6.0%
Hepatitis vaccines subtotal	63,426	27.6%	37,851	21.7%
Influenza vaccine	2,028	0.9%	13,544	7.7%
Enterovirus 71 vaccine	162,537	70.8%	121,284	69.6%
Mumps vaccine	1,659	0.7%	1,667	1.0%
Total sales	229,650	100.0%	174,346	100.0%
Cost of sales	24,723	10.8%	20,240	11.6%
Gross profit	204,927	89.2%	154,106	88.4%

Sales in 2018 were $229.7 million, an increase of 31.7% from $174.3 million in 2017. Sales increased primarily due to revenue generated by the Company’s EV71 and hepatitis vaccines.

Gross profit in 2018 was $204.9 million, an increase of 33.0% from $154.1 million in 2017. Gross margin was 89.2% compared to 88.4% in 2017. Gross profit in 2018 also increased primarily due to higher sales generated by the Company’s EV71 vaccine.

Selling, general and administrative expenses in 2018 were $137.0 million compared to $87.4 million in 2017. The Company’s selling, general and administrative expenses increased with the higher level of sales activity. The Company incurred $11.4 million in professional and consulting fees associated with ongoing litigation.

R&D expenses in 2018 were $21.9 million compared to $20.5 million in 2017. R&D expenses were mainly incurred by the development of varicella vaccine and sIPV.

Net income was $36.1 million in 2018 compared to net income of $36.7 million in 2017.

Net income attributable to common shareholders was $21.8 million, or $0.34 per basic and diluted share in 2017, compared to net income attributable to common shareholders of $25.8 million, or $0.45 per basic and diluted share in 2017.

Non-GAAP adjusted EBITDA was $54.8 million in 2018 compared to $51.3 million in 2017. Non-GAAP net income in 2018 was $39.9 million compared to net income of $36.4 million in 2017. Non-GAAP diluted earnings per share in 2018 were $0.38 compared to diluted earnings per share of $0.44 in 2017. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

As of December 31, 2018, cash and cash equivalents and restricted cash totaled $158.2 million compared to $116.0 million as of December 31, 2017. In 2018, net cash provided by operating activities was $7.9 million. Net cash used in investing activities was $25.3 million, which was primarily due to the purchase of short-term investments. Net cash provided by financing activities was $64.2 million, including loan proceeds of $18.9 million and loan repayment of $43.9 million. As of December 31, 2018, the Company had $3.3 million of bank loans due within one year. The Company expects that its current cash position will be able to support its operations for at least the next 12 months.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information please see the Company’s website at www.sinovacbio.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the United States federal securities laws. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects, failure to satisfy regulatory and other requirements, disapproval or delay in approval of new products by regulatory bodies, disruptions to our operations, the results of any pending litigation, potential litigation relating to our shareholder rights plan, any halt in trading of the Company’s securities, and adverse general economic conditions in China, the United States and elsewhere. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Sinovac uses the following non-GAAP financial measures: non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS.  For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

Sinovac believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Sinovac includes net income and diluted EPS. Sinovac believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, or any other measure of performance or as an indicator of Sinovac’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP adjusted EBITDA represents net income and excludes interest and financing expenses, interest income, net other income (expenses) and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that Sinovac does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expenses, and foreign exchange gain or loss.

Non-GAAP diluted EPS represents non-GAAP net income attributable to common shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S: 1-646-308-1707

Email: william.zima@icrinc.com

SINOVAC BIOTECH LTD.

Consolidated Balance sheets

As of December 31, 2018 and December 31, 2017

(Expressed in thousands of U.S. Dollars)

	December 31, 2018	December 31, 2017
Current assets

Cash and cash equivalents	$158,170	$114,415
Short-term investment	18,908	-
Restricted cash	-	1,549
Accounts receivable - net	74,464	66,205
Income tax receivable	2,999	-
Inventories	25,091	19,618
Prepaid expenses and deposits	4,543	2,101
Total current assets	284,175	203,888

Property, plant and equipment - net	70,920	76,430
Prepaid land lease payments	8,304	9,028
Long-term inventories	90	-
Long-term prepaid expenses to a related party	23	25
Prepayment for acquisition of equipment	470	528
Deferred tax assets	5,798	9,320
Total assets	369,780	299,219

Current liabilities
Short-term bank loans	3,321	18,152
Accounts payable and accrued liabilities	49,991	59,418
Income tax payable	-	8,862
Deferred revenue	2,907	4,073
Deferred government grants	1,986	2,038
Total current liabilities	58,205	92,543

Deferred government grants	5,961	4,474
Long-term bank loans	3,890	14,849
Deferred revenue	90	-
Loan from a non-controlling shareholder	6,705	7,070
Other non-current liabilities	3,001	3,143
Total long-term liabilities	19,647	29,536

Total liabilities	77,852	122,079

Commitments and contingencies

Equity
Preferred stock	-	-
Common stock	71	57
Additional paid-in capital	204,998	115,339
Accumulated other comprehensive income (loss)	(2,099)	7,075
Statutory surplus reserves	26,643	19,549
Accumulated earnings	23,820	9,132
Total shareholders' equity	253,433	151,152

Non-controlling interests	38,495	25,988
Total equity	291,928	177,140
Total liabilities and equity	$369,780	$299,219

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income

For the six months and twelve months ended December 31, 2018 and 2017

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended December 31		Twelve months ended December 31
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)
Sales	$107,160	$107,438	$229,650	$174,346
Cost of sales	11,386	12,505	24,723	20,240
Gross profit	95,774	94,933	204,927	154,106

Selling, general and administrative expenses	69,177	50,646	137,003	87,365
Provision (recovery) for doubtful accounts	(1,756)	407	820	934
Research and development expenses	11,836	11,710	21,910	20,489
Loss on disposal and impairment of property, plant and equipment	57	29	75	42
Government grants recognized in income	(150)	(137)	(197)	(141)
Total operating expenses	79,164	62,655	159,611	108,689
Operating income	16,610	32,278	45,316	45,417

Interest and financing expenses	(420)	(747)	(1,070)	(1,569)
Interest income	1,089	719	2,016	1,183
Other income (expenses)	175	(91)	321	13
Income before income taxes	17,454	32,159	46,583	45,044
Income tax expense	(3,912)	(11,299)	(10,472)	(8,339)
Net Income	13,542	20,860	36,111	36,705
Less: Income attributable to non-controlling interests	(5,845)	(5,906)	(14,329)	(10,898)
Net income attributable to shareholders of Sinovac	7,697	14,954	21,782	25,807

Net income	13,542	20,860	36,111	36,705
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	(5,569)	4,581	(10,996)	8,098
Comprehensive income	7,973	25,441	25,115	44,803
Less: comprehensive income attributable to non-controlling interests	(4,741)	(6,752)	(12,507)	(12,089)
Comprehensive income attributable to shareholders of Sinovac	$3,232	$18,689	12,608	$32,714

Earnings per share
Basic net income per share	0.11	0.26	0.34	0.45
Diluted net income per share	0.11	0.26	0.34	0.45

Weighted average number of shares of common stock outstanding
Basic	70,993,470	57,052,268	64,727,146	57,033,816
Diluted	71,257,734	57,250,279	64,977,554	57,101,191

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the six and twelve months ended December 31, 2018 and 2017

(Expressed in thousands of U.S. Dollars)

	Six months ended		Tweleve months ended
	December 31		December 31
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)
Cash flows provided by operating activities
Net income	13,542	20,860	36,111	36,705
Adjustments to reconcile net income to net cash provided by operating activities:
- Deferred income taxes	4,609	(2,743)	3,146	(4,921)
- Share-based compensation	1,474	495	4,305	979
- Inventory provision	53	957	2,529	1,231
- Provision (recovery) for doubtful accounts	(1,756)	407	820	934
- Loss on disposal and impairment of property, plant and equipment	57	29	75	42
- Depreciation of property, plant and equipment and amortization of licenses	2,398	2,515	4,887	4,638
- Amortization of prepaid land lease payments	120	126	249	243
- Government grants recognized in income	(150)	(137)	(197)	(141)

Changes in:
- Accounts receivable	26,196	17,223	(13,082)	(13,482)
- Inventories	(3,992)	(1,933)	(9,412)	(5,531)
- Income tax payable	(6,410)	9,237	(11,844)	4,948
- Prepaid expenses and deposits	(2,188)	(1,062)	(2,613)	(622)
- Deferred revenue	3,014	3,460	(892)	987
- Accounts payable and accrued liabilities	(16,149)	7,934	(6,167)	33,416
- Other non-current liablitites	28	330	28	330

Net cash provided by operating activities	20,846	57,698	7,943	59,756

Cash flows provided by (used in) financing activities
- Proceeds from bank loans	5,498	17,465	18,898	28,636
- Repayments of bank loans	(20,095)	(20,760)	(43,886)	(38,708)
- Proceeds from issuance of common stock, net of share issuance costs	83,673	1,229	85,304	1,264
- Proceeds from shares subscribed	64	428	64	428
- Government grants received	2,995	2,506	3,800	2,598
- Loan from a non-controlling shareholder	-	4,440	-	4,440

Net cash provided by (used in) financing activities	72,135	5,308	64,180	(1,342)

Cash flows used in investing activities
- Purchase of short-term investments	(19,670)	-	(19,670)	-
- Proceeds from disposal of equipment	22	19	22	19
- Acquisition of property, plant and equipment	(2,754)	(5,147)	(5,613)	(11,915)

Net cash used in investing activities	(22,402)	(5,128)	(25,261)	(11,896)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(519)	3,107	(4,656)	4,005

Increase in cash and cash equivalents and restricted cash	70,060	60,985	42,206	50,523

Cash and cash equivalents and restricted cash, beginning of period	88,110	54,979	115,964	65,441

Cash and cash equivalents and restricted cash, end of period	158,170	115,964	158,170	$115,964

SINOVAC BIOTECH LTD.

Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures

For the six and twelve months ended December 31, 2018 and 2017

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended December 31		Twelve months ended December 31
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	13,542	20,860	36,111	36,705
Adjustments:
Share-based compensation	1,474	495	4,305	979
Depreciation and amortization	2,518	2,641	5,136	4,881
Interest and financing expenses, net of interest income	(669)	28	(946)	386
Net other (income) expense	(175)	91	(321)	(13)
Income tax expense	3,912	11,299	10,472	8,339
Non-GAAP adjusted EBITDA	20,602	35,414	54,757	51,277

Net income	13,542	20,860	36,111	36,705
Add: Foreign exchange (gain) loss	853	(1,188)	(559)	(1,323)
Add: Share-based compensation	1,474	495	4,305	979
Non-GAAP net income	15,869	20,167	39,857	36,361

Net Income attributable to shareholders of Sinovac	7,697	14,954	21,782	25,807
Add: Non-GAAP adjustments to net income	1,345	(693)	2,764	(344)
Non-GAAP net income attributable to shareholders of Sinovac for computing non-GAAP diluted earnings (loss) per share	9,042	14,261	24,546	25,463

Weighted average number of shares on a diluted basis	71,257,734	57,250,279	64,977,554	57,101,191
Diluted earnings per share	0.11	0.26	0.34	0.45
Add: Non-GAAP adjustments to net income per share	0.02	(0.01)	0.04	(0.01)
Non-GAAP Diluted earnings per share	0.13	0.25	0.38	0.44